Filing by Luxottica Group S.p.A.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Luxottica Group S.p.A.

Commission File No.:  001-10421

January 18, 2017

The following is an English translation of an article appearing in the Italian newspaper Corriere della Sera:

LEONARDO DEL VECCHIO: «OUR OBJECTIVE IS TO CREATE A TRULY INTEGRATED GROUP»

Following the announcement of the agreement between Delfin and Essilor, Executive Chairman of Luxottica Group Leonardo Del Vecchio gave an interview to Italian newspaper “Corriere della Sera” to comment on the transaction. Here’s the interview in full, as it was released on January 17, 2017.

Why is it possible now?

«Times mature and also competitors evolve. Players in the market watch what the others do. Luxottica had begun investing in the production of lenses a year ago, and this made Essilor start giving more serious thought to an agreement — we’d known of its earliest intentions for four years - that was in the best interests of both parties. This time, we really felt the desire to combine ideas and production. I’d like to thank Delfin’s GM Romolo Bardin and Francesco Milleri, my own right-hand man over the past three years, who handled the negotiations right at my side and enabled me to achieve in a very short time something we’d never been able to obtain previously.»

You’ve handed over your holding: does this mean also you’ve sold out to the French?

«Absolutely not. I know the operation’s mechanisms might not be immediately comprehensible, but the final result is simple and clear. Our objective is to create a truly integrated group, from the raw material to the final eyewear product, covering all the distribution channels thoroughly, from wholesale to retail to e-commerce. We decided to dilute our holding in a much larger entity in which we will still retain the controlling interest by far. We accomplished something similar with Delfin in the past with Fonciere des Regions and Beni Stabili. The Luxottica world will remain firmly in Italian hands, with its head in Milano and its heart in the Belluno mountains.

Has Essilor become Italian or is Luxottica now more French?

«I think you’re phrasing this in the wrong terms. We’re all Europeans, but more than anything else, it’s the market that’s gone global. Young people from the world over join our companies every year, and this cross-pollination has by now become part of our abundance. I think that becoming first more European and then more international is immensely valuable in understanding the market, bringing us closer to consumers, and taking the best from these cultures. I don’t expect any form of opposition at all between the two companies’ Italian soul and French soul, only the extra value added by the combination of the two.

But it’s the Italian stock exchange that’s bidding adieu to Luxottica stock ...

«The operation was structured to ensure it brought us the desired result with the greatest possible assurance, the foundation of the new EssilorLuxottica, and this led to an exclusively technical decision for its rapid conclusion. The option of double listing on both the Italian and French stock exchanges is still on the table and will be assessed in days to come, as is the possibility of listing on the US stock exchange.»

The market interpreted the operation also as a step towards making Luxottica less dependent on potential family differences in the future, given the size and composition of yours.

«The governance of this big company is already in excellent hands today, which in the new company will be even stronger. Luxottica is running no risk. My family will remain a point of reference for the new company , and as I have repeated in the past, with a shareholder’s role more and more. Among other things, the Essilor operation diversifies Delfin investments by adding to a business prevalently involved with fashion and design like Luxottica one that operates in research and technology».

For how much longer do you intend to remain at the helm?

«Both groups will provide one half of the Directors. The Executive Presidency has been reserved to me for the next three years, then the Shareholders’ Meeting must decide on the Group’s governance. We will have 31% of the vote at the Meeting and the second-largest shareholder will have 4%. Therefore I don’t think the votes will have to be counted because we will all base our decisions always on what ‘s best for the company and all its shareholders.»

You’ve opted for a governance that assigns virtually equivalent powers to Hubert Sanières and you. Things might not be easy.

«I’m very happy to be able to work with Hubert, whom I esteem both as a manager and a professional. We both have a lot to learn. The coming years will be extremely interesting for everyone. There will never be competition, only a genuine and loyal working together.»

One year ago, you resumed control of Luxottica, arousing some negative comments for having gone back to work at 80 years of age. Was this what you had in mind then?

«The agreement with Essilor is immensely satisfying for me, but my one desire is and always has been to work for the sake of the company. Action had to be taken at a deep level in order to bring Luxottica back on the right path because it was losing its simplicity and strategic clarity. The changes in the organization and at the top that many people failed to understand were indispensable for this change and above all for obtaining a stronger and more modern company capable of facing even this fundamental appointment with the right determination. The combination with Essilor is an important part of this new vision. Both companies have a team of highly qualified young managers, as is clearly demonstrated by the excellent results that have always been achieved. The minute I see that my presence is no longer indispensable, I’ll abandon every executive position I hold.»

Will the merger create overlapping responsibilities and poise the risk of dismissals?

«I’d like to reassure our Italian employees - even if this assurance does not come from me as a shareholder but rather from the excellence of our personnel, who are indispensable in making our Made in Italy production unique and synonymous with craftsmanship styling and technological perfection. This is the best guarantee that they will retain their central importance in the new company’s strategies. It’s no mere coincidence that the eyewear production sector has remained alive and successful in Italy alone. They know that they will always have a place in my heart and that they are the factor of our success. If we analyze our organizational structures around the world, complementariness is much more evident than overlapping.»

On the subject of numbers, how will you close 2016? And how do you see 2017?

«We’ve measured the potential and great strength of this company once again. We’ve marshaled structural interventions, strengthened our distribution channels in North America and China, made substantial investments in lenses, in our retail channels and in digital communication, and I’ve dedicated the management’s time and effort to actions that I deemed essential in planning a future that is now being developed also through the agreement with Essilor. Our growth has not stopped and we will close the year in the right position to take up this new adventure.»

Aren’t you at least a little bit worried about putting Luxottica on the line?

«I’m not losing anything at all of the company I created. On the contrary, in the long run it’s the only way that I can see to keep it strong and competitive. We have to overcome the fears that often keep Italian companies in check and meet new challenges, accepting change as positive. Making decisions and making mistakes isn’t risky. I think not having the courage to make decisions may be fatal for a company, instead.»

Forward Looking Statements

This article includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International and Luxottica Group (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements on this article concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Luxottica’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Luxottica cautions investors that any forward-looking statements made by Luxottica are not guarantees of future performance. Luxottica disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This article does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. This article should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, (A) Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents and (B) Luxottica intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16 or invest@essilor.com. The solicitation/recommendation statement, when filed, may also be obtained free of charge from Luxottica’s website at www.luxottica.com or by contacting Luxottica’s Investor Relations team at +33 (02) 8633 4870 or InvestorRelations@luxottica.com.